


SUPPL

EASTMAIN
RESOURCES INC.

THIRD QUARTERLY REPORT FOR THE PERIOD ENDING – July 31, 2007

During the period ending July 31, 2007 Eastmain completed field work which led to the recent discovery of a new Gold Zone at the Éléonore South project, located near Goldcorp's multi-million-ounce Roberto gold deposit. This new gold zone occurs within altered sediments similar to those hosting Roberto. As deposits tend to occur in clusters in most gold camps, the Company is pleased with the exposure of visible gold within a package of altered gold-bearing rocks that may host other multi-million-ounce deposits. Eastmain is continuing to test a number of other targets in the same sedimentary unit elsewhere on the property.

The Company expects to have fulfilled the expenditure requirements to earn its interest in the Éléonore South project by the completion of the current exploration program. A definition drill program is also set to begin at its wholly-owned Clearwater Project, to determine if the gold ore at Eau Claire is metallurgically compatible with ores from the Roberto gold deposit. Detailed airborne geophysical surveys have also confirmed prospective drill targets on the MegaTEM JV project with Xstrata Copper.

Éléonore South Project

Eastmain recently announced the discovery of a new Visible Gold Zone (**VG Zone**), with assays up to **37.8 g/t Au (1.1 oz/ton)**, at Éléonore South. Channel sampling across the VG Zone assayed **5.33 g/t gold across 8.0 metres, including a two-metre high-grade interval at 20 g/t gold.** Visible gold is evident in outcrop along an 11-metre length within altered "Roberto-type" sedimentary rocks. The VG Zone is 80 metres north of the JT Trench, which assayed 1.49 g/t gold across 16.0 metres, and 500 metres north of the WB showing, which assayed 5.72 g/t gold (grab sample). This discovery is the direct result of trenching and channel sampling of gold-in-soil anomalies detected from the 2005 and 2006 field exploration programs. The VG Zone confirms that the very large geochemical anomaly outlined at Éléonore South has at least one local in-situ ground source for metals detected within the soils. More importantly, the discovery has confirmed the existence of a sedimentary-gold environment comparable to that found at the Roberto gold deposit next door.

Eastmain is encouraged by these results and will continue trenching along the 10-kilometre-long gold-in-soil anomaly for the next month. Induced Polarization surveys, completed across the gold corridor, have outlined 10 high-priority anomalies which have been selected for trenching. Our current objective is to find a second in-situ gold source within this prospective corridor.

Its sedimentary gold setting, combined with key Roberto-style alteration and mineralization, make Éléonore South particularly attractive for the potential discovery of a large deposit; and it is well located with respect to the future mining complex at Éléonore.

Clearwater Project

A 2,000-metre definition drill program with the objectives of defining the detailed geometry of the gold-bearing veins for future exploitation, in-fill sampling for grade control, and metallurgical testing has been

prepared for the Eau Claire gold deposit. This in-fill drill program, expected to evaluate the open pit potential of the Eau Claire deposit for a length of 300 metres and to a vertical depth of 50 metres, will generate about 100 gold-bearing intersections. These intersections will be used to determine whether there is compatibility between the ores at Eau Claire and the ores at Roberto with respect to future mill processing.

During the quarter, the Company also completed a service agreement with Dr. Ted Moses, former Grand Chief of the Cree First Nation and tallyman for the region of the Clearwater Project. Dr Moses has agreed to support our future plan of operation for the development of the Eau Claire Deposit. The objectives of both parties are to ensure that there is balance between economic prosperity, environmental responsibility and community support for the development of future mining in the region.

Eastmain Mine

The Eastmain Mine property is a long-term investment in the exploration, discovery and future development of ore deposits in this under-explored region of Northern Québec. There is potential for expanding the immediate gold resource and for additional discoveries both on the mine property and regionally, on our Ruby Hill claims. The Corporation foresees a three- to five-year exploration program to capitalize on our investment. The construction of a future road in the district will also have an extremely positive impact on this asset.

MegaTEM Normetal-Detour JV (Xstrata)

Final HeliGEOTEM II airborne survey results have been received from Fugro Airborne Surveys for five MegaTEM targets flown in the Hurtubise-Normetal area of the Abitibi Greenstone Belt. Two of the five targets are very-high priority with definite electromagnetic and coincidental magnetic characteristics. The survey data across the St. Laurent nickel prospect confirms a strong magnetic and electromagnetic response and is recommended for drilling. A third target surveyed is of moderate priority and two are low priority, based on their geophysical signatures. The Company proposes to test these anomalies once a drill can be secured.

Financial

The Company's current assets, comprised of cash, cash equivalents and short-term investments total $5,471,651 million. Current assets include marketable securities of $1.72 million. In addition, an estimated $238,250 in mining duties is due from the Province of Québec for expenditure claims up to October 31, 2006. The Company does not hold any asset-backed securities (ABCP's), engage in hedging activities nor does it hold or issue any derivative financial instruments.

Outlook

We believe that the mid- to long-term outlook for precious metals is very positive.

The Company will continue trenching and drilling its prime projects during the next quarter. Work will range from anomaly testing at Éléonore South to definition drilling of the proposed open pit area at the Eau Claire deposit. The Éléonore South project has been upgraded through trenching and confirmation of a new sedimentary gold zone. Our next objective will be to drill this new zone.

Donald J. Robinson, Ph.D., P. Geo.
President and Chief Executive Officer
Sept. 13, 2007

EASTMAIN RESOURCES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

General

The following discussion of performance, financial condition and future prospects should be read in conjunction with the unaudited consolidated financial statements of Eastmain Resources Inc. (the "Company") for the nine months ended July 31, 2007 and related notes thereto, which have been prepared in accordance with Canadian generally accepted accounting principles. All dollar amounts are expressed in Canadian dollars unless otherwise indicated.

All statements, other than historical facts, included herein, including without limitation, statements regarding potential mineralization, resources and exploration results and future plans and objectives of the Company are forward-looking statements and involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated. Factors which may cause actual results and events to differ materially from those anticipated include, but are not limited to, actual results of mineral exploration and development, availability of financing, changes in applicable regulations, mineral value, equity market fluctuations and cost and supply of materials.

This management's discussion and analysis is dated September 6, 2007.

Corporate Overview

The Company, incorporated under the laws of Ontario, is engaged in the mining, exploration and development of resource properties, primarily those containing gold, silver, copper, nickel and zinc in Canada. The Company has incorporated, under the laws of Canada, a wholly owned subsidiary, Eastmain Mines Inc. to acquire the Eastmain mine property from Campbell Resources Inc.

The Company is primarily focused on gold exploration in the Eastmain/Éléonore area of James Bay, Québec. The Company holds 12 properties covering over 1200 km^2 in this new mining district, including 100% interest in the Clearwater Project, which hosts a gold resource referred to as the Eau Claire gold deposit. In March 2006, Goldcorp Inc. ("Goldcorp") finalized the purchase of the Éléonore property and the Roberto gold deposit from Virginia Mines Inc. in a transaction valued at US$406 Million (Goldcorp 2006 First Quarter Report). The Goldcorp-Virginia transaction created renewed interest in the exploration of the frontiers of James Bay. Subsequently, Goldcorp Inc., Eastmain Resources Inc. and Azimut Exploration Inc. formed a joint venture by combining 65 km^2 of the Éléonore property with the Azimut C claim block, to form what is now referred to as the Éléonore South Property. Goldcorp also increased its ownership in Eastmain Resources Inc. and extended its strategic alliance with the Company into 2011. Goldcorp currently holds 9.5% of Eastmain's common shares.

In February 2007, the Company acquired 100% interest in the Eastmain gold deposit, which hosts a gold resource of 255,700 ounces (measured and indicated).

In May 2007 Eastmain and Goldcorp signed a confidentiality agreement on the Clearwater Project for the purposes of data sharing and providing technical support in a preliminary economic evaluation of the Eau Claire gold deposit.

The Company has formed joint venture partnerships or strategic alliances with a number of mining companies including Barrick Gold Corporation, BHP Billiton PLC, Xstrata Copper Canada Inc. (formerly Falconbridge Limited) and Goldcorp, to capitalize on their technical, financial and marketing capabilities.

The Company holds 65% interest in a district-scale exploration project in joint venture with Xstrata. The joint venture is designed to locate base metal deposits (copper, nickel and zinc) within trucking distance of Xstrata's existing smelters, utilizing proprietary geophysical technology.

Overall Performance

The Company's total assets of $27.3 million as at July 31, 2007 have increased from the $25.7 million reported as at July 31, 2006. This change results from a $6.7 million investment in exploration properties with a net $5.0 million reduction in the Company's treasury position as a net result issues of capital stock, the receipt of government exploration credits, and a $0.7 million decrease in fair market value of marketable securities. The decrease in market values of securities was a result of increasing interest rates and a slump in the Toronto Stock Market during the quarter. As at July 31, 2007, the Company's current asset balance comprised of cash, cash equivalents, marketable securities, pre-paid expenses and sundry receivables aggregated $5.5 million compared to $10.5 million as at July 31, 2006. In July 2006, the Company had just completed the issue of $3.4 million in common shares to Goldcorp.

As a mineral exploration company, the Company relies on equity financing and government incentives to finance its operations. For the nine months ended July 31, 2007 the Company raised $522,839 in cash, net of issue costs, from the issue of share capital. A private placement with directors, officers, employees and other service providers raised gross proceeds of $135,000 through the issuance of 135,000 flow-through common shares. Proceeds of $340,089 were realized upon the exercise of 523,214 common share purchase warrants and proceeds of $52,000 were derived from the exercise of stock options.

During the year ended October 31, 2004, ("fiscal 2004") the Company purchased the remaining interest held by SOQUEM Inc. ("SOQUEM") in the Clearwater Project for $1,000,000 cash in two tranches, 500,000 common shares and 500,000 share purchase warrants. Each share purchase warrant entitled the holder thereof to purchase one common share at an exercise price of $1.50 per share if exercised within 12 months and $2.00 per share if exercised within 24 months. The warrants expired without being exercised. The Company made the first cash payment of $500,000 and issued the 500,000 common shares and share purchase warrants to SOQUEM in 2004. A second cash payment of $500,000 was paid in September 2005 to finalize the acquisition of the Clearwater Project. As a result, the Company now holds 100% interest in the Clearwater Project, subject to a 2% Net Smelter Return Royalty ("NSR") in favour of SOQUEM. The cash component of this acquisition, made during fiscal 2005, was offset by $427,655 in tax rebates received. Deferred exploration expenditures on the Company's Québec projects are subject to approximately 50.75% mining duty and provincial refund to the Company. An estimated $1,186,000 of tax rebates and mining duties are still owed to the Company by the Province of Québec. $238,000 in respect of claims filed up to October 31, 2006 and $948,000 in respect of expenditures incurred during the current fiscal year. (The Company was eligible for resource tax credits of $1,219,000 as at July 31, 2006, $340,000 for claims filed up to October 31, 2005 and 879,000 for fiscal 2004-2005 expenditures).

There are significant uncertainties regarding the trends in gold, silver and other mineral prices and the availability of equity financing when proceeds are used for the purposes of mineral exploration and development. For instance, the price of gold, silver and other minerals has fluctuated widely in recent years and wide fluctuations are expected to continue. The market price of gold fell from above US$350 per ounce for most of the 1990's to US$260 per ounce in 2001. Since that time the price of gold has risen steadily, reaching current highs exceeding US$650 per ounce. Increased gold prices in the last several years have encouraged the Company to participate more actively in exploration and acquisition activities. Market conditions have also been influenced positively by Goldcorp's acquisition of the Éléonore project, located in the Eastmain/Opinaca district of James Bay. Apart from these factors, management is not aware of any other trends, commitments, events or uncertainties that would have a material effect on the Company's business, financial condition or results of operations.

Results of Operations

Interest and dividend income is derived from the investment of funds for the period between the receipt of funds from equity placements and the disbursement of exploration expenditures. Interest and dividend income was $130,930 for the nine months ended July 31, 2007 ($150,968 in 2006). The decrease is mainly due to the proceeds of capital stock issue to Goldcorp in July 2006 being spent on exploration activities at the Éléonore South property and the purchase (cash component) of the Eastmain Mine property.

Net income for the nine months ended July 31, 2007 was $11,768 compared to a net income of $839,017 for the nine months ended July 31, 2006. During the nine months ended July 31, 2007 net income included a non-cash recovery

of future income taxes of $768,600 arising from the renunciation of resource expenditures in favour of flow-through share investors. This includes the private flow-through placement with Goldcorp completed in June of 2006 and the flow-through placement with directors, officers, employees and other service providers completed in December 2006. Deferred income tax recoveries for the nine months ended July 31, 2006 were $1,085,607. Operating expenses for the nine months ended July 31, 2007 included a non-cash expenditure of $392,425, ($451,550 in 2006) being the Black-Scholes value of the stock options issued as director, officer and employee compensation. The Company now also derives revenue from an airstrip acquired in the purchase of the Eastmain mine.

Accounting policies regarding the recognition of costs related to stock option compensation and value of future tax liabilities arising from the issue of flow-through shares were adopted prospectively, beginning with the fiscal year ended October 31, 2004.

For a description of the proposed future activities of the Company, see "Future Outlook" below.

Summary of Quarterly Information

	Quarter ended 07/31/2007	Quarter ended 04/30/2007	Quarter ended 01/31/2007	Quarter ended 10/31/2006
Revenue	$ 12,702	$ 72,167	$ 62,061	$ 93,911
Net Income (loss)	$ (420,892)	$ (193,979)	$ 626,639	$(1,355,454)
Per share basic	$(0.0063)	$(0.0029)	$0.0106	$(0.0229)
Per share diluted	$(0.0063)	$(0.0029)	$0.0089	$(0.0229)

	Quarter ended 07/31/2006	Quarter ended 04/30/2006	Quarter ended 01/31/2006	Quarter ended 10/31/2005
Revenue	$ 71,835	$ 49,989	$ 29,144	$ 40,442
Net Income (loss)	$1,165,049	$(119,508)	$(206,524)	$(563,397)
Per share basic	$0.0200	$(0.0020)	$(0.0038)	$(0.0113)
Per share diluted	$0.0164	$(0.0020)	$(0.0038)	$(0.0113)

In accordance with generally accepted accounting principles, some significantly large, non-cash, income and expense items are recorded through the Company's financial statements. During the nine months ended July 31, 2007, in accordance with the Canadian Institute of Chartered Accountants "CICA" guidelines, $768,600 of future income tax recoveries was recorded as income. $720,000 arising from the June 2006 issue of flow-through shares to Goldcorp was deferred to the first quarter of the current fiscal year as the date of the renunciation of expenditures for tax purposes was December 31, 2006. $1,085,607 of future income tax recovery was recorded as income during the nine months ended July 31, 2006. The accounting standard reporting recommendation, regarding the income component of flow-through shares introduced in March 2004, was implemented during fiscal 2004 on a prospective basis. Under the recommendation, a part of the equity raised from flow-through shares is apportioned to current income, based on an estimate of the value of future income tax recoveries, otherwise available to the Company, that are being transferred to the shareholder.

Deferred Mining Property Costs and Exploration Expenditures

The cost of exploration and development is recorded on a property-by-property basis and deferred in the Company's accounts, pending recovery based on the discovery and/or extraction of economically recoverable reserves. When it is determined that there is little prospect of minerals being economically extracted from a property, the deferred costs associated with that property are charged to operations. The Company has adopted a policy whereby the deferred exploration expenditures on a given property shall be reduced as the banked provincial assessment credit of the property declines. The determination of property write-downs, if required, is usually performed at the fiscal year-end.

The Company's activities involve the exploration and development of gold and base metals on its properties in Ontario, Québec and New Brunswick. Gross exploration expenditures are as follows:

Project Expenditures by Quarter (in thousands of dollars)								
Project	Quarter ended 07/31/2007		Quarter ended 04/30/2007		Quarter ended 01/31/2007		Quarter ended 10/31/2006	
	$	%	$	%	$	%	$	%
Clearwater	58	3	40	1	51	6	162	7
Eastmain Mine	826	48	3,531	89	0	0	0	0
Xstrata JV	14	1	76	2	31	4	8	0
Azimut C & D	9	1	63	2	7	1	116	5
Éléonore South	778	45	203	5	570	71	1,126	48
Ruby Hill	2	0	28	1	10	1	0	0
Other	40	2	38	1	135	17	928	10
	1,727	100	3,979	100	804	100	2,340	100

Project Expenditures by Quarter (in thousands of dollars)								
Project	Quarter ended 07/31/2006		Quarter ended 04/30/2006		Quarter ended 01/31/2006		Quarter ended 10/31/2005	
	$	%	$	%	$	%	$	%
Clearwater	401	36	498	65	44	15	801	34
Xstrata JV	20	2	31	49	57	19	486	20
Azimut C & D	236	21	73	10	26	9	663	27
Éléonore South	371	34	0	0	0	0	0	0
Ruby Hill	12	1	95	13	59	20	177	7
Other	67	6	66	8	114	37	301	12
	1,107	100	763	100	300	100	2,428	100

a) Clearwater

The Company's most advanced property is the Clearwater Project. Eastmain and Goldcorp signed a confidentiality agreement in May 2007 for the purposes of data sharing and providing technical support in the preliminary economic evaluation of the Eau Claire gold deposit. The Company acquired SOQUEM's remaining ownership of the Clearwater Project during fiscal 2005 in exchange for cash and securities as described above, giving it 100% ownership of the Clearwater Project, subject to a 2% NSR. The current focus is to acquire permitting for road access and a bulk sample mining test and to explore for a second deposit on the property. Upon approval of government permitting the Company proposes to complete a bulk sample in order to determine the preliminary mining and economic parameters of the Eau Claire gold deposit.

b) Eastmain Mine

In July 2007, the Company finalized the purchase of the Eastmain Mine in exchange for payment to Campbell Resources Inc. of $2.5 million cash, two million common shares and one million common share purchase warrants. Campbell retains a 2% Net Smelter Return Royalty ("NSR") on the Mine Property. Eastmain has the option to purchase one-half of the NSR for $1 million for any production over and above 250,000 ounces of gold.

Preliminary estimates indicate that the existing Eastmain gold deposit has a Net Smelter Return Value of approximately US$80 million, based on current metal prices and costs incurred from previous exploitation. With a measured and indicated gold resource that has ramp access and two levels of underground development, and surface facilities including an air strip, the Eastmain Mine property offers easy exposure to additional deposit-scale discovery. A number of untested targets identified in the 2005 airborne surveys suggest that both the property surrounding the mine site and the nearby Ruby Hill claims are highly prospective for gold deposition, making these properties a very attractive addition to an already strong project portfolio.

c) Xstrata Joint Venture

Results from the Xstrata Joint Venture MegaTEM airborne survey prompted the Company and Xstrata to acquire over 1,000 mineral claims in Ontario and Québec. The MegaTEM airborne geophysical system is designed to detect volcanic massive sulphide (VMS) copper-zinc-silver deposits, nickel-copper-platinum group element deposits and some gold ore deposits within covered terrain. Expenditures to date on the project have funded 14,500 line-kilometres of airborne geophysical surveys, which generated many priority targets, and follow-up geophysical surveys and drill testing of some of those targets. A $1,464,649 follow-up diamond drill program tested 35 priority targets in 2005. As part of a proposed $500,000 geophysical/diamond drill program for 2007, detailed HeliGEOTEM airborne

surveys were completed on five priority targets during the second quarter. Survey results have confirmed two very-high-priority targets, one moderate-priority target and two low-priority targets. Diamond drilling to test these targets is scheduled for fall of 2007.

d) Azimut Blocks C & D

As a result of Virginia Gold Mines' discovery of the Roberto gold deposit at Éléonore, the Company initiated an extensive gold exploration program on a number of properties in the Éléonore area. In March 2005, Eastmain acquired an option to earn a 50% interest in two properties (Azimut Block C and Azimut Block D) located in close proximity to Goldcorp's Roberto gold deposit from Azimut Exploration Inc.

Azimut Block C (166 claims, 86.92 km^2), is located immediately south of the Éléonore property. It is underlain by the southern part of a well-defined, regional lake-sediment arsenic anomaly along the edge of a granitic intrusion. In April 2006 the Azimut Block C was combined with claims from Goldcorp's Éléonore mine property to form the Éléonore South joint venture.

Azimut Block D (188 claims, 97.99 km^2), located approximately 15 km northwest of Éléonore, displays a strong arsenic anomaly in metasediments bordering granitic intrusions. Under its agreement with Azimut, Eastmain can earn an initial 50% interest in Block D through cash payment of $140,000 and total work expenditures of $1.9 million over a five-year term. Work to date has identified a prominent gold geochemical soil anomaly coinciding with altered sedimentary rocks which are comparable to the mine rocks hosting Goldcorp's Roberto gold deposit. Detailed rock sampling and prospecting is planned for 2007 to define future drill targets.

e) Éléonore South

In April 2006 Eastmain, Azimut and Goldcorp formed a 3-Way joint venture by combining the Azimut C Block with 65 km^2 of Goldcorp's Éléonore Property. Eastmain is the operator for the Éléonore South Property and has the option to earn a 1/3 interest in the project by funding $4 million in exploration over four years. Azimut and Goldcorp will each own a 1/3 interest in the property. Eastmain has the option to increase its interest to 40% by completing a bankable feasibility study. Simultaneously with the joint venture agreement, Goldcorp also increased its ownership in Eastmain to 9.5% and renewed its strategic alliance with the Company for an additional five-year term. Under the terms of the alliance Goldcorp cannot sell its shares in Eastmain until 2011.

Over 10,000 surface geochemical samples collected in 2005 and 2006 delineated a very significant, 10 kilometre-long gold-corridor across the Éléonore South property. Trenching and channel sampling in the late fall of 2006 outlined sub-economic to anomalous gold in a Roberto-type setting. A comprehensive program of prospecting, trenching, channel sampling and drilling began in June 2007.

Eastmain recognizes that the Roberto gold discovery may lead to the establishment of a significant mining camp, which may contain a number of important deposits. Five projects held by the Company (jointly and/or wholly-owned) are situated in a high-priority corridor for "Roberto-type" sedimentary-hosted gold deposits within the Éléonore area. The remaining seven projects, including the Clearwater and the Eastmain Mine property, cover geological regimes which are prospective for volcanic-hosted gold deposits similar to those found in major gold camps like Timmins, Val d'Or and Red Lake.

f) Ruby Hill Exploration Inc.

Ruby Hill Gold Project

In February 2006 the Company completed its earn-in requirements for the acquisition of 136 key claim units, located in the Upper Eastmain River Greenstone Belt of James Bay, Québec, from Ruby Hill Exploration Inc. Eastmain Resources earned 100% interest in the properties by making a $10,000 cash payment and issuing 150,000 common shares of the Corporation to Ruby Hill. The original Ruby Hill syndicate members hold a 2.5% Net Smelter Return Royalty, subject to a buy-out of 1.5% for $1.5 Million. Subsequent to the initial transaction with Ruby Hill Exploration, the Company staked 121 additional claims, which became part of the two properties now comprising the Ruby Hill Gold Project. These properties cover 10,600 hectares of prospective geology similar to the key mine horizon west of the Eastmain Gold Mine. Expenditures to date include 3,220 line-kilometres of VTEM airborne geophysical surveys covering the Ruby Hill Gold Project and the adjacent Eastmain Mine property.

Ruby Hill Uranium Properties

In November 2005 the Company and Ruby Hill Exploration Inc. jointly staked four unconformity-type uranium properties within the Thelon Basin, North West Territories. The four properties comprised approximately 80,000 acres covering a key geologic trend prospective for sandstone-hosted, unconformity-related uranium deposits. In early February 2006, Eastmain Resources converted its 50% ownership in these four uranium properties to a 50% interest in Ruby Hill Exploration Inc. Later, in February of 2006, Ruby Hill acquired nine prospecting permits in Nunavut and

one in the Northwest Territories covering an additional 399,172 acres, giving it exploration rights to approximately 480,000 acres in the Thelon Basin, Canada's frontier for uranium exploration. Eastmain's cash contribution to the land transactions had a book value of $66,680. Subsequently, in April 2006, Ruby Hill Exploration Inc. (50% owned by Eastmain) entered into an agreement with Western Uranium Corporation (WUC: TSX-V) whereby, Western Uranium would acquire 100% of Ruby Hill Exploration Inc., together with its prospecting permits and mineral claims located in the Thelon Basin, in exchange for 1.1 million shares of Western Uranium, payable to the shareholders of Ruby Hill Exploration. Under this arrangement Eastmain obtained 508,836 common shares of Western Uranium Corporation (WUC: TSX-V) valued at $1.50 per share at the date of the transaction. The market value of these shares as at July 31, 2007 was $2.94 per share.

Liquidity and Capital Resources

During the nine months ended July 31, 2007, the Company raised proceeds of $0.5 million, net of issue costs, in common share issue financing activities, (The Company raised $3.8 million net of costs in 2006). During this same period the Company invested $6.5 million in acquisition and exploration of mineral resource properties ($2.2 million in 2006). As at July 31, 2007 cash, cash equivalents and short-term investments, pre-paid expenses and sundry receivables on hand totalled $5.5 million ($10.5 million in 2006). Current liabilities are $0.5 million ($0.6 million in 2006) and the Company has no long-term debt. Accordingly, as the Company's base operating costs are approximately $50,000 per month, and as all exploration expenditures to be made by the Company are discretionary, management believes the Company has sufficient working capital to fund the ongoing overheads and cost of its exploration activities for the foreseeable future.

During the first quarter, directors, officers, employees and other service providers of the Company undertook a private placement financing. The December 2006 private placement issue of 135,000 flow-through common shares at $1.00 raised gross proceeds of $135,000. Other placements may be contemplated if market conditions are appropriate.

Since the properties held by the Company currently generate only minimal operating income, the Company is reliant on equity markets over the long term to raise capital to fund its exploration activity. In the past, the Company has been successful in raising funds through equity offerings, and while there is no guarantee that this will continue, there is no reason either to believe that this capacity will diminish.

Cash on hand for future exploration costs, is invested in term deposits, bonds and certificates of deposit with maturities matching the Company's cash-flow requirements which, in management's opinion, yield the greatest return with the least risk. The Company's policy is to maintain its investment portfolio in very low-risk liquid securities, which are selected and managed under advice from independent professional advisors. Shares in other companies acquired as a result of property transactions may also be held from time-to-time on an available-for-sale basis.

Marketable securities are subject to changes in valuation depending on market fluctuations. Under current reporting requirements for corporations with year-ends after October 1, 2006, financial assets classified as available-for-sale must be recorded at fair market values. Gains or losses are reported in the balance sheet as "Other comprehensive income (loss)". The Company adopted this accounting standard on a prospective basis as of November 1, 2006 and has classified all of its marketable securities as available-for-sale. As a result of fair-market valuations for the period ending July 31, 2007, the carrying value of the Company's investments in Western Uranium Corporation and Dianor Resources Inc. has increased by $624,835 over cost, while investments in bonds have decreased by $51,255. As at July 31, 2006 investments were reported at the lower of cost or market. The cost of investments was reported as $842,454 with a fair market value of $921,435. Actual gains and losses on the disposal of financial assets are recorded separately.

For tax year-ends after December 31, 2005, non-capital losses can be carried forward and used to offset future gains for a period of twenty years, after which they expire. (Ten years for losses in tax years ending prior to December 31, 2005 and seven years for losses in tax years ending prior to March 22, 2004). To the extent that loss carry-forwards could be used to reduce future tax liabilities, they are a financial resource that can be managed. The Company, by its mineral exploration nature, generates non-capital tax losses which are not recognized on the income statement because, at this point in time, it is not certain that they will be used to offset tax liabilities within their carry-forward life. Canadian tax legislation allows an enterprise to issue securities to investors, whereby the deductions for tax purposes relating to resource expenditures may be claimed by the investors and not by the enterprise. These securities are referred to as flow-through shares. Under recommendation number 146 issued by the Emerging Issues Committee (EIC-146) regarding generally accepted accounting principles (GAAP) for the accounting treatment of flow-through shares, the issuer recognizes part of the proceeds from the sale of flow-through shares as tax credits associated with the expenditures being transferred to the shareholders, records this amount as a future income tax liability and the rest of the net proceeds as shareholders' equity. As a result, the Company has recorded a future income tax recovery

in fiscal 2007 of $768,600 in connection with the December 2006 renunciation of expenditures associated with the issue of flow-through shares in 2006. In 2006, the Company had recorded income tax recoveries of $1,085,607 arising from the issue of flow-through shares in 2005.

During the nine months ended July 31, 2007; 523,214 common share purchase warrants were exercised at an exercise price of $0.65 (no share purchase warrants were exercised in the nine months ended July 31, 2006); 510,781 share purchase warrants expired (2,421,285 share purchase warrants expired without being exercised in 2006); 500,000 common share purchase warrants with an exercise price of $1.00 and 500,000 common share purchase warrants with an exercise price of $1.50 were issued in connection with the purchase of property. (In the first nine months of 2006, 7,741,995 share purchase warrants were issued in connection with share capital financing activities that took place in December 2005 and January 2006). As at July 31, 2007, 5,708,000 share purchase warrants remain outstanding with an average exercise price of $0.76 which, if exercised, would result in proceeds of $4,331,165 to the Company (8,241,995 share purchase warrants were outstanding at July 31, 2006).

For the nine months ended July 31, 2007, 1,225,000 common share stock options were issued as director, officer and employee compensation, 200,000 stock options were exercised generating proceeds of $22,500; and 50,000 options were cancelled. For the nine months ended July 31, 2006, 1,225,000 stock options were issued as director, officer and employee compensation; 150,000 stock options were exercised generating proceeds of $56,250; and 150,000 options expired without being exercised. As at July 31, 2007, 4,500,000 options were outstanding with an average exercise price of $0.65, which if exercised, would result in proceeds of $2,910,150 to the Company (July 31, 2006, 3,500,000 options were outstanding with an average exercise price of $0.58).

As at July 31, 2007, the Company has an estimated $1,186,000 in resource credits receivable from the Province of Québec for expenditures incurred between November 1, 2004 and July 31, 2007. Québec resource credits are refunds from the government that are paid to companies exploring for precious metals in Québec, subject to verification and adjustment of eligible project expenditures by the Québec Ministry of Natural Resources. Since no confirmation of the amount outstanding of the Company's refund has, as yet, been received, the estimated refund outstanding has not been recognized as income in the Company's financial statements.

Transactions with Related Parties

Related party transactions include $12,500 per month salary paid to the President of the Company. Consulting fees of $450 per day are paid to a service provider of the Company.

Share Capital

The authorized capital of the Company consists of an unlimited number of common shares of which, as of September 6, 2007, there are 68,399,418 common shares outstanding. In addition, as of September 6, 2007, 4,500,000 common share purchase options are outstanding, and 5,708,000 share purchase warrants are outstanding.

Critical Accounting Estimates

Critical accounting estimates used in the preparation of the financial statements include the Company's estimate of recoverable value of its mineral properties, related deferred exploration expenditures and stock-based compensation. These critical accounting estimates significantly affect the values attributed to the following line items in the Company's financial statements: mining properties and deferred exploration expenditures; total assets; shareholders' equity; stock-based compensation; total expenses; loss for the period before extraordinary items; net loss; deficit; and basic and diluted loss per share.

These estimates involve considerable judgment and are, or could be, affected by factors that are out of the Company's control. Factors affecting stock-based compensation include estimates of when stock options and compensation warrants might be exercised and stock-price volatility. The timing for exercise of options is out of the Company's control and will depend upon the market value of the Company's shares and the financial objectives of the holders of the options. The Company has used historical data to determine volatility in accordance with the Black-Scholes model, however future volatility is uncertain and the model has its limitations. These estimates can have a material impact on the stock-based compensation and hence results of operations. The Company's recorded value of its mineral properties and associated deferred exploration expenses is based on historical costs that may be recovered in the future. The Company's recoverability evaluation is based on market conditions for minerals, underlying mineral resources associated with its properties and future costs that may be required for ultimate realization through mining operations or by sale. The Company operates in an industry that is exposed to a number of risks and uncertainties, including exploration risk, development risk, commodity-price risk, operating risk, ownership

and political risk and currency risk, as well as environmental risk. The ability of the Company to obtain necessary financing to complete the development of its properties and obtain future profitable production is uncertain.

Change in Accounting Policy

The CICA Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments", requires that compensation of option awards to employees be recognized in financial statements at fair value for options granted in fiscal years beginning on or after January 1, 2004. The Company, as permitted by CICA Handbook Section 3870, has adopted this section prospectively for new option awards granted on or after August 1, 2003.

The CICA Handbook Section Section 3855 "Financial Instruments – Recognition and Measurement" requires that financial assets classified as "available-for-sale" be recorded at fair market values and that gains or losses in available-for-sale financial assets be recorded in the balance sheet as "Other comprehensive income (loss)". The standard has become a reporting requirement for all publicly traded companies with year-ends after October 1, 2006. The Company, as permitted by CICA Handbook Section 3855, has adopted this section prospectively for financial assets valued after November 1, 2006. As required, Shareholders' equity as at October 31, 2006 has been restated to include the gain of $128,210 on valuation of available-for-sale financial assets that would have been reported, had the policy been in effect at that time.

Use of Financial Instruments

The Company has not entered into any specialized financial agreements to minimize its investment risk, currency risk or commodity risk. There are no off-balance-sheet arrangements. The principal financial instruments affecting the Company's financial condition and results of operations currently are its cash and cash-equivalent portfolio. To minimize risk, the funds are managed by independent financial advisors with ultimate administration by the Company. The investments are recorded at the lower of cost or market value.

Future Outlook

The Company is focusing its efforts on exploring for gold and base metal deposits in Eastern Canada, with an emphasis on the Eastmain/Éléonore region of Northern Québec, where sedimentary-hosted gold deposits, like Roberto, have multi-million ounce size potential. Through the use of mechanical stripping and trenching, the Company recently discovered a New Gold Zone at the Éléonore South property. This new sedimentary gold target is particularly attractive. It confirms that the 10-kilometre-long metallic anomaly, detected in overlying soils across the property, has at least one in-situ bedrock source. The trenching program will continue to evaluate another 10 sedimentary gold targets within this highly prospective corridor.

An advanced definition diamond drill program is scheduled to begin in September to test the open pit potential of the Eau Claire deposit. This drill program is designed to outline vein geometry and gold grade within a proposed bulk sample pit, and to provide sufficient ore and wall rock material for metallurgical testing.

During the reporting period Management signed a service agreement with Dr. Ted Moses, former Grand Chief of the Cree First Nation and tallyman for the region of the Clearwater Project. Dr. Moses has agreed to support Eastmain's plan of operation for the development of the Eau Claire Deposit. The objectives of both parties are to ensure that there is balance between economic prosperity, environmental responsibility and community support for the development of future mining on the property.

The Company finalized the acquisition of the Eastmain Mine property during the period, thus adding a second deposit, containing measured and indicated resources, to our gold inventory. This deposit and land package represents significant growth potential for our future. Our plans are to evaluate the deposit at depth and to search for another deposit locally and regionally, over a three- to five-year time frame.

Detailed HeliGEOTEM surveys completed on five priority areas on the Xstrata MegaTEM JV in Ontario during the spring of 2007 have generated drill targets. Based on the geometry and size of the conductive response two of the areas are very-high priority. An isolated magnetic and electromagnetic conductor was confirmed on the St. Laurent nickel prospect. Eastmain proposes to drill these targets once a drill can be secured.

Exploration and development expenditures for fiscal 2007 are forecast to be approximately $0.5 million for Ontario and $3 million for Québec excluding Eastmain Mine acquisition costs.

The Corporation has significant positive leverage to the price of gold through its in-situ resource ounces.

Subsequent events

There are no subsequent events.

Scientific and Technical Disclosure

All disclosure of a scientific or technical nature herein concerning the Clearwater Project is based upon the technical report entitled "Clearwater Project (1170) – Report on the 2004 Exploration Activities for Eastmain Resources Inc." dated December 30, 2005 which was prepared by E. Canova and M.J. Perkins (the "Clearwater Report"). E. Canova is a "qualified person" within the meaning of National Instrument 43-101 of the Canadian Securities Administrators and has verified the data underlying the statements contained herein concerning the Clearwater Project. Further information concerning the Clearwater Project is contained in the Clearwater Report available at www.sedar.com.

Disclosure Controls

The Company's Chief Executive Officer and the Corporate Secretary are responsible for establishing and maintaining the Company's disclosure controls and procedures. These disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in reports filed with securities and regulatory authorities is recorded and disclosed on a timely basis, as required by law. The Company's Chief Executive Officer and the Corporate Secretary are satisfied that these controls and procedures are operating effectively.

Additional Information

Additional information relating to the Company, including any published Annual Information Forms, can be found on SEDAR at www.sedar.com.

Accounting Responsibilities, Procedures and Policies

The Board of Directors, which among other things is responsible for the financial statements of the Company, delegates to management the responsibility for the preparation of the financial statements. Responsibility for their review rests with the Audit Committee. Each year the shareholders appoint independent auditors to audit and report directly to them on the financial statements.

In preparing the financial statements, great care is taken to use appropriate generally accepted accounting principles and estimates, considered necessary by management, to present the financial position and results of operations on a fair and consistent basis. The principal accounting policies followed by the Company are summarized in Note 2 to the Company's audited financial statements.

The accounting systems employed by the Company include appropriate controls, checks and balances to provide reasonable assurance that the Company's assets are safeguarded from loss or unauthorized use as well as facilitating the preparation of comprehensive, timely and accurate financial information. There are limits inherent in all systems based on the recognition that the cost of such systems should not exceed the benefits to be derived. Given the small size of the Company, a true segregation of duties is impossible to achieve. The Company believes that its policies and procedures provide the best controls achievable under the constraints described above.

The Audit Committee is appointed by the Board of Directors and all of its members are non-management directors. The Audit Committee meets periodically with management and the external auditors to discuss internal controls, auditing matters and financial reporting issues and to confirm that all administrative duties and responsibilities are properly discharged. The Audit Committee also reviews the financial statements, management's discussion and analysis and considers the engagement or reappointment of external auditors. The Audit Committee reports its findings to the Board of Directors for its consideration when approving the financial statements for issuance to the shareholders. The external auditors have full and free access to the Audit Committee.

NOTICE TO SHAREHOLDERS
FOR THE NINE MONTHS ENDED JULY 31, 2007
EASTMAIN RESOURCES INC.
CONSOLIDATED FINANCIAL STATEMENTS

Responsibility for Financial Statements:

The accompanying consolidated financial statements for Eastmain Resources Inc. have been prepared by management in accordance with Canadian generally accepted accounting principles. The most significant of these accounting principles were set out in the October 31, 2006 audited financial statements. Only changes in accounting information have been discussed in the current financial statements. These statements are presented on the accrual basis of accounting. Accordingly, a precise determination of many assets and liabilities is dependant upon future events. Therefore, using careful judgment, estimates and approximations have been made. Recognizing that the Company is responsible for both the integrity and objectivity of the financial statements, management is satisfied that these financial statements have been fairly presented.

Auditors' involvement

The auditors of Eastmain Resources Inc. have not performed a review of the unaudited consolidated financial statements for the nine months ended July 31, 2007 and July 31, 2006.

EASTMAIN RESOURCES INC.

CONSOLIDATED BALANCE SHEETS

(PREPARED BY MANAGEMENT – UNAUDITED)

	July 31, 2007	July 31, 2006
Assets		
Current assets		
Cash and cash equivalents	$ 1,807,687	$ 3,829,883
Marketable securities (Note 3)	3,545,429	6,404,715
Prepaid and sundry receivables (Note 5b)	117,535	269,897
	5,470,651	10,504,495
Equipment (Note 4)	108,356	124,902
Mining properties and deferred exploration expenditures (Note 5a)	21,766,297	15,092,224
	$ 27,345,304	$ 25,721,621
Liabilities and Shareholders' Equity		
Current Liabilities		
Accounts payable and accrued liabilities	$ 455,759	$ 602,466
Shareholders' equity		
Capital stock		
Authorized –		
Unlimited common shares		
Issued –		
Common shares (Note 6)	28,411,282	26,266,698
Warrants (Note 8)	815,988	1,132,882
Contributed Surplus (Note 9)	3,995,084	3,282,278
	33,222,354	30,681,858
Deficit	(6,906,389)	(5,562,703)
Accumulated other comprehensive income (Note 2)	573,580	-
Total equity	26,889,545	25,119,155
	$ 27,345,304	$ 25,721,621

The attached notes form an integral part of these financial statements.

EASTMAIN RESOURCES INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(PREPARED BY MANAGEMENT – UNAUDITED)

	Three Months Ended July 31,		Nine Months Ended July 31,	
	2007	2006	2007	2006
Revenue				
Interest and dividends	$ (3,298)	$ 71,835	$ 130,930	$ 150,968
Other Income	16,000	-	16,000	-
	12,702	71,835	146,930	150,968
Expenses				
Amortization	7,590	10,311	20,980	26,347
General and administration	96,986	250,126	429,593	547,059
Gain on disposal of claims	-	(696,574)	-	(696,574)
Loss (gain) on sale of investments	4,629	2,677	4,629	13,986
Professional fees	19,314	34,246	56,135	55,190
Stock option compensation (Note 7)	305,075	26,000	392,425	451,550
	433,594	(373,214)	903,762	397,558
Gain (loss) for the period before the following	(420,892)	445,049	(756,832)	(246,590)
Gain on future income tax recovery (Note 6)	-	720,000	768,600	1,085,607
NET INCOME (LOSS) FOR THE PERIOD	(420,892)	1,165,049	11,768	839,017
DEFICIT, beginning of period	(6,485,497)	(6,727,752)	(6,918,157)	(6,401,720)
DEFICIT, end of period	$ (6,906,389)	$ (5,562,703)	$ (6,906,389)	$ (5,562,703)

The attached notes form an integral part of these financial statements.

EASTMAIN RESOURCES INC.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
(PREPARED BY MANAGEMENT – UNAUDITED)

	Share Capital	Warrants	Contributed Surplus	Accumulated Other Comprehensive Income	Deficit	Total Shareholders' Equity
As at October 31, 2005 (audited)	$ 20,106,316	$ 213,462	$ 2,692,791	-	$ (6,401,720)	$ 16,610,849
Share capital issued	8,320,371	-	(17,025)	-	-	8,303.346
Flow-through tax effect	(1,085,607)	-	-	-	-	(1,085,607)
Warrants issued	(1,074,382)	1,074,382	-	-	-	-
Warrants expired	-	(154,962)	154,962	-	-	-
Stock-based compensation	-	-	451,550	-	-	451,550
Net income for the period	-	-	-	-	839,017	839,017
As at July 31, 2006 (unaudited)	26,266,698	1,132,882	3,282,278	-	(5,562,703)	25,119,155
Share capital issued	720,000	-	-	-	-	720,000
Flow-through tax effect	(1,118)	-	-	-	-	(1,118)
Warrants issued	-	-	-	-	-	-
Warrants expired	-	(58,500)	58,500	-	-	-
Stock-based compensation	-	-	9,950	-	-	9,950
Net loss for the period	-	-	-	-	(1,355,454)	(1,355,454)
As at October 31, 2006 (audited)	26,985,580	1,074,382	3,350,728	-	(6,918,157)	24,492,533
Adjustment on implementation of financial instruments standards	-	-	-	128,210	-	128,210
Restated October 31, 2006	26,985,580	1,074,382	3,350,728	128,210	(6,918,157)	24,620,743
Share capital issued	942,750	-	-	-	-	942,750
Flow-through tax effect	78,400	-	-	-	-	78,400
Warrants exercised	404,552	(64,463)	-	-	-	340,089
Warrants issued	-	58,000	-	-	-	58,000
Warrants expired	-	(251,931)	251,931	-	-	-
Stock-based compensation	-	-	392,425	-	-	392,425
Fair market value gain on available-for-sale financial assets	-	-	-	445,370	-	445,370
Net income for the period	-	-	-	-	11,768	11,768
As at July 31, 2007 (unaudited)	$ 28,411,282	$ 815,988	$ 3,995,084	$ 573,580	$ (6,906,389)	$ 26,889,545

The attached notes form an integral part of these financial statements.

EASTMAIN RESOURCES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(PREPARED BY MANAGEMENT – UNAUDITED)

	Three Months July 31,		Nine Months July 31,	
	2007	2006	2007	2006
Cash Provided by (used in)				
OPERATING ACTIVITIES				
Income (loss) for the period	$ (420,892)	$ 1,165,049	$ 11,768	$ 839,017
Adjustments not affecting cash:				
Amortization	7,590	10,311	20,980	26,347
Future income tax recovery (Note 6)	-	(720,000)	(768,600)	(1,085,607)
Gain on disposal of claims	-	(696,574)	-	(696,574)
Loss on sale of investments	4,629	2,677	4,629	13,986
Stock option compensation (Note 7)	305,075	26,000	392,425	451,550
Change in non-cash working capital items	1,971,087	124,349	5,655	(1,003,164)
	1,867,489	(88,188)	(333,143)	(1,454,445)
FINANCING ACTIVITIES				
Issue of common shares, net of costs	-	3,388,612	522,839	8,237,846
	-	3,388,612	522,839	8,237,846
INVESTING ACTIVITIES				
Mining properties and deferred exploration expenditures	(632,172)	(1,106,579)	(4,599,844)	(2,029,765)
Government grants and recoveries	53	-	1,353,353	1,624,963
Purchase of equipment	(8,844)	(41,967)	(15,324)	(50,246)
Purchase of marketable securities	(1,702,317)	(1,593,485)	(6,258,091)	(4,183,610)
Net proceeds and redemptions From the sale of marketable securities	1,330,141	50,324	7,134,749	1,241,623
	(1,013,139)	(2,691,707)	(2,385,157)	(3,397,035)
Change in cash and cash equivalents	854,350	608,717	(2,195,461)	3,386,366
Cash and cash equivalents, beginning of period	953,337	3,221,166	4,003,148	443,517
Cash and cash equivalents, end of period	$ 1,807,687	$ 3,829,883	$ 1,807,687	$ 3,829,883

The attached notes form an integral part of these financial statements.

EASTMAIN RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(PREPARED BY MANAGEMENT – UNAUDITED)
Nine months ended July 31, 2007

1. THE COMPANY

Eastmain Resources Inc. (the "Company") is a publicly held company engaged in the mining, exploration and development of resource properties. The Company is incorporated under the Business Corporations Act (Ontario) and its common shares are listed on the Toronto Stock Exchange under the symbol "ER". The results of the Company's wholly owned subsidiary, Eastmain Mines Inc. are consolidated into Eastmain Resources Inc. results. Eastmain Mines Inc. is a private corporation incorporated under the laws of Canada.

The Company's principal assets are the properties as listed in Note 5.

2. ACCOUNTING POLICY CHANGES

In January 2005, the Canadian Institute of Chartered Accountants "CICA" issued Section 3855, "Financial Instruments – Recognition and Measurement". This new standard increases harmonization with US GAAP and requires that available-for-sale financial assets be reported at fair market value. Gains and losses arising from changes in the fair market values of the available-for-sale financial assets are reported on the balance sheet as "Accumulated other comprehensive income (loss)". The standard is required for publicly traded companies with fiscal year-ends after October 31, 2006. The Company adopted section 3855 on a prospective basis effective November 1, 2006 and has classified all of its investments in marketable securities as available-for-sale. The Company has recorded a non-cash pre-tax and net of tax adjustment to equity of $128,210 for the change in accounting for financial assets classified as available-for-sale and measured at fair market value instead of cost. This adjustment is reported as a one-time cumulative effect of a change in accounting policy in opening accumulated other comprehensive income on November 1, 2006. Available-for-sale financial assets included in marketable securities July 31, 2006 are reported at a cost of $842,454 (fair market value was $921,435).

3. FINANCIAL INSTRUMENTS

	Assets (liabilities)	
	Carried at cost	Carried at fair market value
Cash and cash equivalents	$ 1,796,380	$ 11,307
Marketable securities	-	3,545,429
Prepaid expenses and sundry receivables	117,535	-
Accounts payable and accrued liabilities	(455,759)	-

Cash and cash equivalents consist of bank cash balances denominated in both Canadian and United States dollars. Marketable securities consist of T-bills, fixed-term government and corporate bonds and shares in publicly traded companies acquired through property transactions.

The Company does not hold any asset-backed securities (ABCP's), engage in hedging activities nor does it hold or issue any derivative financial instruments.

4. EQUIPMENT

The equipment is recorded at cost and is comprised as follows:

	Cost	Accumulated Amortization	Net Book Value July 31, 2007	Net Book Value July 31, 2006
Computer equipment	$ 30,981	$ 18,975	$ 12,006	$ 14,595
Field equipment	216,613	120,263	96,350	110,307
	$ 247,594	$ 139,238	$ 108,356	$ 124,902

5. MINING PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES

a) Mining properties and deferred exploration expenditures are recorded at cost and comprised as follows:

Project	Balance October 31, 2006	Net Expenditures	Government Grants	Write Down & Recoveries	Balance July 31, 2007
Clearwater	$ 6,165,932	$ 148,749	$ (362,565)	$ -	$ 5,952,116
Eastmain Mine	-	4,356,709	-	-	4,356,709
Xstrata JV	3,400,457	121,348	-	-	3,521,805
Azimut Block C	704,249	22,714	(31,653)	-	695,310
Azimut Block D	871,775	56,412	(88,178)	-	840,009
Éléonore South	1,496,713	1,551,015	(500,138)	-	2,547,590
Ruby Hill	573,156	39,630	(13,937)	-	598,849
Other – Québec	2,496,756	203,845	(356,882)	-	2,343,719
- New Brunswick	876,994	9,308	-	-	886,302
- Ontario	23,888	-	-	-	23,888
	$ 16,609,920	$ 6,509,730	$(1,353,353)	$ -	$ 21,766,297

The following is a breakdown of mining properties and deferred expenditures by expenditure type for the Company's significant projects for the nine months ended July 31, 2007.

Project	Balance Oct. 31, 2006	Drilling & Assays	Technical Surveys	Project Acquisition	Grants & Write Downs	Total	Balance July 31, 2007
Clearwater	$ 6,165,932	$ 50,349	$ 71,651	$ 26,749	$ (362,565)	$ (213,816)	$ 5,952,116
Eastmain Mine	-	1,304	22,908	4,332,497	-	4,332,497	4,356,709
Xstrata JV	3,400,457	1,560	111,926	7,862	-	121,348	3,521,805
Azimut Block C	704,249	361	(2,196)	24,549	(31,653)	(8,939)	695,310
Azimut Block D	871,775	2,015	31,191	23,206	(88,178)	(31,766)	840,009
Éléonore South	1,496,713	193,904	1,357,111	-	(500,138)	1,050,877	2,547,590
Ruby Hill	573,156	1,250	15,783	22,597	(13,937)	25,693	598,849
Other - Québec	2,496,756	16,929	105,283	81,633	(356,882)	(153,037)	2,343,719
- NB	876,994	-	922	8,386	-	9,308	886,302
- Ontario	23,888	-	-	-	-	-	23,888
Total	$ 16,609,920	$ 267,672	$ 1,714,579	$ 4,527,479	$(1,353,353)	$ 5,156,377	$ 21,766,297

b) The Company records refunds of mining duties and tax credits from Resources Québec and Revenue Québec as reductions of deferred exploration expenditures, when they are either received or confirmed refundable by assessment notice. As of July 31, 2007 the Company is eligible for exploration expenditure credits of approximately $1,186,000, $948,000 in respect of current fiscal year expenditures and $238,000 in respect to claims up to October 31, 2006. (As at July 31, 2006 the Company was eligible to claim $1,219,000 in mining credits, $879,000 in respect of fiscal 2005-2006 expenditures and $340,000 in respect of claims filed up to October 31, 2005). These amounts have not been reflected in the financial statements.

c) The Eastmain Mine property was acquired in February 2007 from Campbell Resources Inc. through the Company's wholly owned subsidiary, Eastmain Mines Inc. at a cost of $4,332,947. Details are as follows:

Cash	$ 2,500,000
Eastmain Resources Inc. common shares issued	1,607,000
Black-Scholes value of common share purchase warrants issued	58,000
Legal fees and issue costs	167,497
	$ 4,332,497

Campbell Resources Inc. retains a 2% net smelter return royalty ("NSR") on the mine property. Eastmain Resources Inc. holds an option to purchase one-half of the NSR for $1 million when production exceeds 250,000 ounces of gold.

6. CAPITAL STOCK

	Shares	Amount
Issued and outstanding, October 31, 2006 (audited)	65,441,204	$ 26,985,580
Private placement (i)	135,000	135,000
Cost of issue – cash (i)		(4,250)
Exercise of warrants (ii)	523,214	340,089
Exercise of warrants - Black-Scholes valuation (ii)		64,463
Flow-through tax effect (iii)		(768,600)
Exercise of options (iv)	200,000	52,000
Issue of shares for purchase of Eastmain Mines (v)	2,100,000	1,607,000
Issued and outstanding, July 31, 2007 (unaudited)	68,399,418	$ 28,411,282

i) In December 2006, the Company issued 135,000 flow-through shares in a private placement to directors, officers, employees and other service providers at $1.00 per share for gross proceeds of $135,000. Legal costs in connection with the private placement were $4,250.

ii) 523,214 share purchase warrants were exercised at $0.65 in December 2006. The Black-Scholes value associated with the issue of these warrants was $64,463.

iii) The Company has adopted EIC-146, whereby the Company recognizes the future tax liability and reduces shareholders' equity accordingly, on the date that the Company renounces the tax credits associated with expenditures from flow-through proceeds. The Company is then allowed to offset the future income tax liability against unrecognized future income tax assets if certain criteria are met. As a result, the Company recorded a $768,600 future income tax recovery for the period ($365,607 during the nine months ended July 31, 2006).

iv) In February 2007, 200,000 stock options were exercised at $0.26 each. The issue of these stock options predated the Company's adoption of expense recognition for stock option compensation.

v) As part of the acquisition of the Eastmain Mine from Campbell Resources Inc. by Eastmain Mines Inc., a wholly owned subsidiary of Eastmain Resources Inc., 1,000,000 common shares of Eastmain Resources Inc. were issued February 20, 2007 and another 1,000,000 were issued July 31, 2007 to Campbell Resources Inc. In addition, 100,000 common shares of Eastmain Resources Inc. were issued July 31, 2007 for finder's fees in connection with the acquisition. At the time of the February issue, the shares were valued at $0.76; the July issue was valued at $0.77.

7. STOCK OPTIONS

The Company has a stock option plan available to directors, officers, employees and other service providers of the Company. A maximum of 10% of the common shares outstanding may be issued under the plan from time to time at prices not less than the market price of the common shares at the date of the grant. The number of common shares reserved for issuance to any one person may not exceed 5% of the issued and outstanding common shares at the date of such grant.

For purposes of the options granted, the fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model, using the following assumptions:

Dividend yield	0
Expected volatility	39 - 65 %
Risk free interest rate	3.90 % - 4.60 %
Expected option term - years	2 - 5

7. STOCK OPTIONS (continued)

	Number of Options	Weighted Average Exercise Price
Outstanding, October 31, 2006 (audited)	3,525,000	$ 0.58
Granted	1,225,000	$ 0.76
Cancelled or expired	(50,000)	$ 0.72
Exercised	(200,000)	$ 0.26
Outstanding, July 31, 2007 (unaudited)	4,500,000	$ 0.64

Stock options outstanding as at July 31, 2007

Expiry date	Black-Scholes Value ($)	Number of Options	Exercise Price ($)
July, 2008	26,000	100,000	0.70
October, 2008	136,825	325,000	0.55
November, 2008	21,400	100,000	0.65
January, 2009	67,300	100,000	0.88
November, 2009	340,500	750,000	0.64
February, 2010	30,500	100,000	0.48
April, 2010	198,250	650,000	0.43
June, 2010	44,700	150,000	0.42
November, 2010	57,400	200,000	0.52
January, 2011	358,200	900,000	0.72
December, 2011	18,150	50,000	0.75
April, 2012	40,500	100,000	0.75
June, 2012	312,375	975,000	0.78
	1,652,100	4,500,000	0.64

8. WARRANTS

	Number of Warrants	Weighted Average Exercise Price
Outstanding, October 31, 2006 (audited)	7,741,995	$ 0.75
Issued	1,000,000	$ 1.25
Cancelled or expired	(2,510,781)	$ 0.95
Exercised	(523,214)	$ 0.65
Outstanding, July 31, 2007 (unaudited)	5,708,000	$ 0.76

Warrants outstanding as at July 31, 2007

Expiry Date	Black-Scholes Value ($)	Number of Warrants	Exercise Price ($)
December 2007	757,988	4,708,000	0.65
February 2008	55,000	500,000	1.00
July 2008	3,000	500,000	1.50
	815,988	5,708,000	0.68

8. WARRANTS (continued)

For purposes of the warrants issued, the fair value of each warrant was estimated on the date of issue using the Black-Scholes option pricing model, using the following assumptions:

Dividend yield	0
Expected volatility	38 %
Risk free interest rate	4.05 %
Expected warrant term - years	1

9. SUPPLEMENTARY INFORMATION

During the nine months ended July 31, 2007, 2,510,781 warrants expired. The value originally attributed to these warrants has been transferred to contributed surplus.

As at July 31, 2007 contributed surplus is comprised of the following:

Balance, October 31, 2006 (audited)	$ 3,350,728
Options granted	392,425
Options exercised	-
Warrants expired	251,931
Balance, July 31, 2007 (unaudited)	$ 3,995,084

10. RELATED PARTY TRANSACTIONS

Management wages to a director	$ 112,500
Geological and administrative fees and out of pocket expenditures to a private company controlled by the exploration manager of the Company	$ 96,015

11. INCOME (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

	Three Months Ended July 31,		Nine months Ended July 31,	
	2007	2006	2007	2006
Basic income (loss) per share	$ (0.01)	$ 0.02	$ 0.00	$ 0.01
Diluted income (loss) per share	$ (0.01)	$ 0.02	$ 0.00	$ 0.01
Numerator:				
Net income (loss) for the period	$ (420,892)	$ 1,165,049	$ 11,768	$ 839,017
Denominator:				
Weighted average of basic common shares	66,720,704	59,262,216	66,720,704	59,262,216
Weighted average of diluted common shares	75,828,704	59,262,216	75,828,704	59,262,216

11. INCOME (LOSS) PER SHARE (continued)

For the nine months ended July 31, 2007, 1,000,000 share purchase warrants and 100,000 options were excluded from the calculation of diluted earnings because the exercise prices exceed the fair market value of the common shares for the period. For the nine months ended July 31, 2006, diluted loss per share was calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding, used for the calculation of diluted loss per share, assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the average market price during the period. For the period, this calculation proved to be anti-dilutive.

12. RECLASSIFICATION

Certain comparative figures have been reclassified to conform to the presentation adopted in the current fiscal year.

CORPORATE INFORMATION

MANAGEMENT AND DIRECTORS

Donald J. Robinson, Ph.D., P. Geo
President, CEO, Director

James L. Bezeau, BBA, CMA,
Chief Financial Officer

Catherine I. Butella, B.Sc.
Exploration Manager

Jay Goldman, BA, MBA, LLB
Corporate Secretary

Ian J. Bryans, B.A.*
Director

John A. Hansuld, Ph.D.*
Director

Richard W. Hutchinson, Ph.D.
Director

William L. Koyle *
Director

Neil Hillhouse, Ph.D.
Special Advisor

Jacques Bonneau, P. Eng., M.Sc.
Special Advisor

Dr. Ted Moses, (former Grand Cree Grand Chief)
Special Advisor

Chad Steward
Manager Communications

* Member of Audit Committee

AUDITORS

Stern & Lovrics
1200 Sheppard Ave. East, Suite 406
Toronto (North York), Ontario, Canada M2K 2S5

CORPORATE SERVICES

Duguay & Ringler
360 Bay Street, Suite 500
Toronto, Ontario, Canada, M5H 2V6

LEGAL COUNSEL

Cassels Brock & Blackwell LLP
40 King Street West, Suite 2100
Toronto, Ontario, Canada, M5H 3C2

TRANSFER AGENT

Equity Transfer Services Inc.
200 University Avenue, Suite 400
Toronto, Ontario, Canada M5H 4H1

SHARES LISTED

Symbol: ER
The Toronto Stock Exchange

SHARE STRUCTURE

Issued: 68,399,418
Options: 4,500,000 ($2,896,250)
Warrants: 5,708,000 ($4,310,200)

CORPORATE OFFICE

36 Toronto Street, Suite 1000
Toronto, Ontario, Canada M5C 2C5

EXPLORATION OFFICE

RR#1, 834572, 4th Line Mono Township
Orangeville, Ontario
Canada L9W 2Y8

CONTACTS

Don Robinson/Cathy Butella

Tel: (519)940-4870 Fax: (519)940-4871
Email: info@eastmain.com

Corporate Communications:

Chad Steward
Tel: (604)669-5026
Email: ircommunications@telus.net

WEBSITE: www.eastmain.com

END

Exploration – Discovery – Profitability